Exhibit 21.1

Air Transport Services Group, Inc.

List of Significant Subsidiaries

December 31, 2008

1.	ABX Air, Inc., a Delaware Corporation
2.	ABX Material Services, Inc., an Ohio Corporation
3.	ABX Cargo Services, Inc., an Ohio Corporation
4.	Cargo Holdings International, Inc., a Florida Corporation
5.	Capital Cargo International Airlines, Inc., a Florida Corporation
6.	Air Transport International Limited Liability Company, a Nevada Limited Liability Company
7.	Cargo Aircraft Management, Inc., a Florida Corporation
8.	LGSTX Services, Inc., a Florida Corporation